Exhibit 12.1

	Earnings to Fixed Charges
	JDI					Holdings
	12 Months Ended June 30, 2000	12 Months Ended June 29, 2001	6 Months Ended December 29, 2000	6 Months Ended December 28, 2001	12 Months Ended December 28, 2001	Fiscal Year Ended January 3, 2003	9 Months Ended September 27, 2002	9 Months Ended October 3, 2003
Earnings:
Income Before Taxes and Minority Interest	$78,731	$49,356	$18,187	$16,080	$47,249	$27,015	$54,560	$14,915
Fixed Charges	19,920	28,742	14,078	11,901	26,565	124,178	79,320	131,947
Total Earnings Including Fixed Charges	98,651	78,098	32,265	27,981	73,814	151,193	133,880	146,862
Fixed Charges
Interest Expense on Debt	12,699	19,251	9,067	7,252	17,436	109,336	68,931	118,589
One-Third of Rental Expense for All Operating Leases (the amount deemed representative of the interest factor)	7,221	9,491	5,011	4,649	9,129	14,842	10,389	13,358
Total Fixed Charges	19,920	28,742	14,078	11,901	26,565	124,178	79,320	131,947
Ratio of Earnings to Fixed Charges	5.0	2.7	2.3	2.4	2.8	1.2	1.7	1.1